Exhibit 1
Commonwealth Bank of Australia
ABN 48 123 123 124
The information contained in the Exhibit to this Form 6-K shall be incorporated by reference into the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-11964 and 333-11928), as such prospectus may be amended or supplemented from time to time

Our Risks


2.5
8.75
1.0
.5m
7.2
3.25
4.65

Michael Blythe
Chief Economist

Mick Leonard
Chief Risk Officer
Financial & Risk Management

Jim Evans
Executive General Manager
Risk Management & Compliance
Wealth Management

David Grafton
Executive General Manager
Credit Risk Management
Retail Banking Services

Paul Riordan
Executive General Manager
Business Development & Risk Management
Premium Business Services

Commonwealth Bank of Australia ACN 123 123 124

CBA Risk Management Briefing

8 December 2006

Disclaimer

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 8 December 2006. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Agenda

- Introduction – Mick Leonard
- Economic Update – Michael Blythe
- Overview – Mick Leonard
- Insurance Risk – Jim Evans
- Retail Credit Risk – David Grafton
- Market Risk – Paul Riordan
- Panel Questions



Michael Blythe

Chief Economist

Other Key Information

Important Information

This advice has been prepared without considering your objectives, financial situation or needs, and before acting on the advice, you should consider its appropriateness to your circumstances.

Commonwealth Bank of Australia as a provider of investment, borrowing and other financial services undertakes financial transactions with many corporate entities in Australia. This may include any corporate issuer referred to in this report.

If you would like to speak to someone regarding the subject securities described in this report, please contact Commonwealth Australia Securities LLC (the "US Broker-Dealer"), a broker-dealer registered under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD") at 1 (212) 848-9307 or e-mail at rowly.hirst@cba.com.au. This report was prepared, approved, published, and distributed in the USA by Commonwealth Securities Limited (CSL). CSL is not registered as a broker-dealer under the Exchange Act and is not a member of the NASD or any U.S. self-regulatory organization. Please see the analyst certification and disclaimer in the attached Disclosure and Disclaimer Appendix.

Please also view our website at www.research.commsec.com.au for a more detailed disclaimer.

Notes

Key Drivers: Strong Income & Spending


TERMS OF TRADE
Index
Index
120
105
90
75
60
Sep-59
Sep-68
Sep-77
Sep-86
Sep-95
Sep-04


CAPACITY MEASURES
%
%
12
9
6
3
0
86
83
80
77
74
Capacity utilisation*
(rhs)
Unemp-loyment rate
(lhs)
*Source: ACCI-WBC & NAB Business Surveys
Sep-79
Sep-85
Sep-91
Sep-97
Sep-03

- Rising terms of trade are providing a substantial income boost.
- Lengthy period of uninterrupted growth means little slack in the economy.

Notes

Key Outcomes

Squaring the circle

- From a savings-investment perspective, the terms of trade boom encouraged global investors to lend us more and allowed government to become a net lender as well.
- The flip side is that businesses and, especially, households were encouraged to increase their borrowings.
- Implications:
  - leveraged to the global economy like never before;
  - the household sector is most exposed.


AUSTRALIA: NET LENDING BY SECTOR
(% of GDP)
%
%
1980
1984
1988
1992
1996
2000
2004

Notes

Household Strain – Debt

Paying the piper



CREDIT CARD INDICATORS
(rolling annual average)
%
%
50
45
40
35
30
Repayments
(% of balances)
Balances
(% of limits)
Jul-95
Jul-97
Jul-99
Jul-01
Jul-03
Jul-05



DEBT & HOUSE SALES
%pa
Ann ch
50
20
-10
-40
-3.0
-1.0
1.0
3.0
H/hold interest payments
(% of income, inverted)
(adv 2 qtrs, rhs)
"Sales" activity
(lhs)
25bpt rate moves
Sep-79
Sep-84
Sep-89
Sep-94
Sep-99
Sep-04

- Adverse trends in credit card indicators an indication of h/hold budget strain.
- Rising debt servicing implies risks lie with slower spending.

Notes

Household Strain – Interest Rates

Consumer Insurance - Part 1



FIXED RATE LOANS
(% of total)
%
%
30
20
10
0
Jul-91
Jul-94
Jul-97
Jul-00
Jul-03
Jul-06



MORTGAGE RATES
(wgtd by lender type's share of aprovals)
%
bpts
Source: RBA
Standard variable rate (lhs)
Average rate paid by new borrowers (lhs)
Discount (rhs)
6
3
0
100
50
0
Jan-97
Jan-99
Jan-01
Jan-03
Jan-05

- Fixed rate lending running at high levels.
- Competition limiting flow through of RBA actions to lending rates.

Notes

Household Strain – Interest Rates

Consumer Insurance - Part 2



PRINCIPAL REPAYMENTS
(cumulative overpayment)
$bn
$bn
25
20
15
10
5
0
Sep-97
Sep-99
Sep-01
Sep-03
Sep-05



HOUSING EQUITY WITHDRAWAL
$bn
$bn
1500
1200
900
600
300
0
Cumulative increase in dwelling wealth
Cumulative rise in housing debt
Cumulative housing equity withdrawal
Mar-01
Mar-03
Mar-05

- Borrowers continue to repay loans at a rate in excess of contractual commitments.
- Accumulated housing wealth is a significant untapped financing source.

Notes

Housing

Demography is Destiny


HOUSING INDICATORS
%pa
$bn
75
50
25
0
-25
17.0
14.8
12.5
10.3
8.0
New
lending
(rhs)
Cancellations
(lhs)
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06


VACANCY RATES & RENTS
%pa
%
8.0
6.4
4.8
3.2
1.6
0.0
0.0
1.0
2.0
3.0
4.0
5.0
Source: REIA
Vacancy
rate*
(adv 3 qtrs,
inverse, rhs)
Rents
(lhs)
Jun-89
Jun-94
Jun-99
Jun-04

- Housing activity has slowed in response to higher interest rates.
- Demographic drivers favour a lift in residential construction.

Notes

Commodity Price Bust?

What Goes Up Must Come Down?


COMMODITY PRICE FORECASTS
(RBA Non-Rural Index, USD)
Index
260
203
147
90
Source: RBA, Access Economics
Jun'06
Sep'06
Mar '06
Dec'05
Jun'05
Mar'05
Sep'05
Dec'04
Actual
Sep-99
Sep-01
Sep-03
Sep-05
Sep-07


CHINA
(share of world GDP)
%
40
30
20
10
0
Source: OECD
1000
1500
1600
1700
1820
1870
1913
1950
1973
1998
2005

- History says commodity booms are followed by busts.
- But the demand-supply balance still looks favourable.

Notes

Interest Rates

One and Done [again?]


CASH RATE & UNEMPLOYMENT
(change over past year)
ppts
ppts
2.0
0.9
-0.3
-1.4
-2.5
-2
-1
0
1
2
Cash rate (lhs)
Unemployment rate (adv 3mnths, inverse, rhs)
Jan-99
Jan-01
Jan-03
Jan-05
Jan-07


WORLD ASSET PERFORMANCE AND GDP GROWTH
%pts
%y/y
40
20
0
-20
-40
6.0
5.0
4.0
3.0
2.0
1.0
IMF (f)
World GDP (RHS)
Global equities > bonds (LHS)
85
87
89
91
93
95
97
99
01
03
05
07

- Tightening bias remains – but tough test for getting a 6½% cash rate over the line.
- Global economic backdrop favours growth assets over yield.

Notes

Credit Markets

As Good as it Gets?



WORLD S&I FLOWS (exc USA)
(% of GDP)
%
%
28
26
24
22
20
Savings
Investment
Source: IMF
1984 1987 1990 1993 1996 1999 2002 2005 2008



SPREAD TO SWAP (5yr)
bp
bp
150
100
50
0
-50
-100
BBB
Spectrum
A
AA
Spectrum
Commonwealth
bonds
Source: CBA Spectrum
98 99 00 01 02 03 04 05 06

- Background conditions favour a lift in M&A activity.

Notes

Our View



Global growth momentum to continue

- US is slowing but Japan and Asia to absorb any slack;
- Underlying commodity price outlook still favourable;
- Period of low interest rates and excess global liquidity over;
- Background conditions favour a repricing of risk.

Australia retains momentum and inflation risks remain

- Business capex and prospective export lift are rebalancing growth;
- High petrol prices and rate rises exposing highly leveraged households;
- Rising terms-of-trade to keep spending pushing against capacity;
- Inflation risks to the high side but fundamental drivers relatively favourable;
- Drought a significant drag.

Economic policy and markets

- RBA to maintain a tightening bias;
- Bonds still vulnerable to higher risk premia;
- AUD to the high side of the range.

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The Bank and the US Broker-dealer are affiliates under common control. The Bank and certain of its affiliates transact and seek to transact business with some of the companies covered in the Bank's research reports. As a result, investors should be aware that the Bank may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decisions. This report has been prepared for general circulation and is circulated for general informational purposes only; this report should not be regarded as an offer to sell or as a solicitation of an offer to buy the securities described herein. No part of this report may be reproduced in any manner without the prior written permission of the Bank. With the exception of the disclosures herein relating to the Bank and its affiliates, this research report is based on certain information that The Bank considers to be reliable, but we make no representation that this report is accurate or correct, and it should not be relied upon as such.

This research report is provided with the understanding that the Bank and its affiliates are not acting in a fiduciary capacity. This research report represents the views of the Bank and are subject to change without notice. The securities discussed in this research report may not be eligible for sale in all States or countries, and such securities may not be suitable for all types of investors. Offers and sales of securities discussed in this research report, and the distribution of this report, may be made only in States and countries where such securities are exempt from registration or qualification or have been so registered or qualified for offer and sale, and in accordance with applicable broker-dealer and agent/salesman registration or licensing requirements.

The preparer of this research report is employed by the Bank and is not registered or qualified as a research analyst, representative, or associated person under the rules of the NASD, the New York Stock Exchange, Inc., any other U.S. self-regulatory organization, or the laws, rules or regulations of any State.

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Each research analyst primarily responsible for the content of this research report, in whole or in part, certifies that with respect to each security or issuer that the analyst covered in this report: (1) all of the views expressed accurately reflect his or her personal views about those securities or issuers; and (2) no part of his or her compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed by that research analyst in the research report.

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Detailed Disclaimer

The Commonwealth Bank of Australia ABN 48 123 123 124 AFSL 234945 (the "Bank", and together with its subsidiaries and affiliates, the "Group"), is incorporated in Australia with limited liability.

This report is prepared, approved, published, and distributed solely by the Bank. Entities within the Group and/or their directors, officers and employees (excluding the research analyst[s] preparing this report unless otherwise specifically disclosed) or clients of the Group may have or have had interests or long or short positions in the securities or other financial instruments referred to herein, and may at any time make purchases and/or sales in such interests or securities as principal or agent.

Entities within the Group may have or have had a relationship with or may provide or have provided investment banking, capital markets and/or other financial services to the subject companies described in this research report.

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Commonwealth Australia Securities LLC ("US broker-dealer") is a wholly owned, but non-guaranteed, subsidiary of the Bank, organized under the laws of the State of Delaware, USA, with limited liability. The US broker-dealer is not authorized to engage in the underwriting of securities and does not make markets or otherwise engage in any trading in the securities of the subject companies described in our research reports. The US broker-dealer is registered under the Exchange Act and is a member of the NASD. The U.S. broker-dealer is the distributor of this research report in the United States and accepts responsibility for its content.

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General:

This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy any securities or related financial instruments. This report is for distribution only under such circumstances as may be permitted by applicable law. This report has been prepared without taking account of the objectives, financial situation or needs of any specific person who may receive this report. Any such person should, before acting on the information in this report, consider the appropriateness of the information, having regard to the specific person's objectives, financial situation and needs and, if necessary, seek appropriate professional or financial advice regarding the appropriateness of investing in any securities or investment strategies discussed in this report. The Bank believes that the information in this report is correct and any opinions, conclusions or recommendations are reasonably held or made, based on the information available at the time of its compilation, but no representation or warranty, either expressed or implied, is made or provided as to accuracy, reliability or completeness of any statement made in this report. Any opinions, conclusions or recommendations of the Bank set forth in this research report are subject to change without notice and may differ or be contrary to the opinions, conclusions or recommendations expressed by other business areas or groups of the Group as a result of using different assumptions and criteria. The analysis contained in this research report is based on numerous assumptions; different assumptions could result in materially different results. The Bank is under no obligation to update or keep current the information contained in this report. None of the entities within the Group or their directors, employees or agents accepts any liability for any loss or damage arising out of the use of all or any part of this report. Any valuations, projections and forecasts contained in this report are based on the number of assumptions and estimates and are subject to contingencies and uncertainties. The inclusion of any such valuations, projections and forecasts in this report should not be regarded as a representation or warranty by or on behalf of the Group or any person or entity within the Group that such valuations, projections and forecasts or their underlying assumptions and estimates will be met or realized. Past performance is not a reliable indicator of future performance. Foreign currency rates of exchange may adversely affect the value, price or income of any security or related investment mentioned in this report. In addition, investors in securities, such as ADRs, whose values are influenced by the currency of the underlying security, effectively assume currency risk.

The Group may engage in transactions in a manner inconsistent with this research report. In the case of certain products, the Bank or one of its affiliates is or may be the only market maker. No inducement has been or will be received by the Group or any person or entity within the Group or the research analyst from the subject of this report or its associates to undertake the research or make the recommendation. The research staff responsible for this report receive a salary and a bonus that is dependent on a number of factors including their performance and the overall financial performance of the Group, including its profits derived from investment banking revenues. The Group provides, or seeks to provide, services to the subject of the report and its associates. This report is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would subject any entity within the Group to any registration or licensing requirement within such jurisdiction. All material presented in this report, unless specifically indicated otherwise, is under copyright to entities within the Group. None of the material, nor its content, nor any copy of it, may be altered in any way, transmitted to, copied or distributed to any other party, without the prior written permission of the Group or the appropriate entity within the Group. Unless otherwise noted, all data is sourced from Australian Bureau of Statistics material. (www.abs.gov.au)



Mick Leonard

Chief Risk Officer

Notes

Our Risks


Credit Risk
Operational and Compliance Risk
Insurance Risk
Market Risk

Economic Capital - 30 June 2006

Notes

Today

- Risk Management as a strategic and operational advantage
- Looking forward
- Maximising investment in Risk Management



Notes

A Strategic and Operational Advantage

Our strengths:

- People
- Identification & Measurement
- Pricing for risk
- Tools
- Processes







Our philosophy:
Together we deliver optimal customer outcomes

Notes


Clear Risk Appetite
Business managed for profitable growth to optimise Bank earnings
Shareholder Returns & Risk Adjusted Returns used as basis for internal hurdle
Maintain adequate level of Credit Loss Provisions
Capital Requirements
Regulator
Ratings Agency
Internal
AA Debt Rating provides for consistent measurement of economic capital across all risk types
Stress testing portfolios to understand loss potential and tactical and strategic responses
CommonwealthBank


Single Accountability, Shared Oversight
Board Level
Strategic Risk
Approve delegations & organisational structure
Set & Monitor Risk Appetite
Approve risk management frameworks
Mgt Committees
Portfolio Management
Approval Authority
Monitoring & Review
Group Level
Develop & ensure implementation of appropriate Risk Management frameworks
Monitoring & Reporting
Business Unit Level
Operationalise risk frameworks
Portfolio reviews
Risk Requirements embedded in business
Recommend limits, policy, underwriting standards
Risk Management infrastructure & systems
Three Layers of Assurance
CommonwealthBank

How We Manage Risk Bank-Wide


Strategy
Risk Appetite/Tolerance
Governance
Bank Culture
Bank Culture
Policy & Guidelines
Methodology & Measurement
Process
Identification
Assessment
Management
Assurance
People
Resourcing
Systems
Monitoring & Reporting
Independent Review

Notes

Looking Forward

1 Mortgage Product Balances – A$154.5bn



Investment Home Loan 35%
Owner Occupied 55%
Line of Credit 10%

2 Personal Lending Balances - $16.8b



Personal Loans 23%
Credit Cards 42%
Margin Loans 35%

3 High Quality Commercial Assets[1]



100
80
60
40
20
0
%
Dec02 Jun03 Dec03 Jun04 Dec04 Jun05 Dec05 Jun06
68%
AAA/AA A BBB Other

1. Security is held over 39% of the non-investment grade assets. Excludes finance, insurance and government, individually rated counterparties.

4 Top 20 Corporate Assets - Jun 06



A$M
A
BBB-
BBB-
A-
A-
BBB-
A-
BBB
AA
A-
A-
A
A-
A-
A-
BBB
BB+
AA-
BBB
BBB
0 100 200 300 400 500 600 700 800 900
Top 20 exposures equal 44.6% of Total Capital (vs 53.2% in Dec 05)

Top 20 exposures – excludes finance and government – comprise 2.5% of committed exposures (2.7% as at Dec 05, 2.9% as at Jun 05)

Notes

Low Bad Debts and Well Provisioned

1 Gross Impaired to Risk Weighted Assets



1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
% to RWA
Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06
Source: Company Data
CBA
ANZ
NAB
WBC

2 Asset Provisions



2100
1800
1500
1200
900
600
300
0
550
500
450
400
350
300
250
200
150
100
50
0
General Reserve for Credit Loss (LHS)
Collective Provision (LHS)
Individually Assessed Provision
Total Provisions + General Reserve / Gross Impaired Assets

AIFRS Adjustment as at 1 July 2005

	AIFRS $m	AGAAP $m	Variance $m
Collective / General Provision	1,021	1,390	(369)[3]
Other Balance Sheet Items[1]	75	-	75
Sub-Total	1,096	1,390	(294)
Individually Significant / Specific Provision[2]	191	176	15
	1,287	1,566	(279)

1. This amount was previously included within the Australian GAAP General Provision, and under AIFRS must now be reclassified within "Assets at fair value through profit and loss", "Available-for-sale assets" and "Other Liabilities" 2. Includes interest reserved of $19 million 3. This adjustment will be largely offset by the creation of a General Reserve for Credit Loss.

Notes

Key Indicators


1
Property Cycle & CBA Writeoffs
CBA Mortgage Write-offs (LHS)
Housing Price Index (RHS)
CBA Average Write-off Level (LHS)
Basis Points
Index


2
Mortgage Rates & CBA Writeoffs
CBA Mortgage Write-offs (LHS)
Mortgage Rate (RHS)
Basis Points


3
Unemployment & CBA Writeoffs
CBA Mortgage Write-offs (LHS)
Unemployment Rate (RHS)
Basis Points



Notes

Monitoring Sensitivities

- Retail unsecured
- Automobile Industry, including Auto parts
- Grape growing
- Property developers
- Some aspects of agriculture
- Discretionary Retail



Notes

Managing Sensitivities

- Stress Test the Portfolio
  - Internal
    - an event driven approach i.e. a worst case economic downturn, to assess the impact on the portfolio of exceptional but plausible large loss events
    - specific parameters based on a hybrid between historical experience and a hypothetical future case
  - External
    - APRA Panama
    - IMF Financial System Stability Assessment



- Contingency Planning
- Diversification
- Recovery Workout Group
- Opportunities

Reduced Volatility = Predictable Earnings

Other Key Information

Regulatory Developments

Sarbanes Oxley

- A review of the design and operating effectiveness of SOX internal controls over financial reporting was conducted and independently tested for the 2006 Financial Year.
- This was undertaken to support an internal SOX compliance management assessment across the Bank.
- It concluded that there were no material weaknesses identified as at June 30th 2006 and that the Bank's internal controls over financial reporting were effective as at that date.
- The benefits from SOX include improved controls and testing regimes, with improved visibility and clarification of control ownership. Management's external Certification is on track for June 30th 2007.
- Significant announcements are expected from the PCAOB and US SEC about December 2006.

AIFRS

- The Bank adopted the Australian equivalent to International Financial Reporting Standards (AIFRS) from 1 July 2005.
- Ongoing convergence project between the International Accounting Standards Board and FASB (US Accounting Standards setters).

Basel II

- The Bank is targeting Advanced accreditation for Basel II for both credit risk and operational risk
- The Basel II project has assisted in the elevation of risk management culture throughout the Bank. The implementation of improved risk management awareness, processes and systems mean that we can:
  - Package and price our products more competitively
  - Making better decisions, taking risk into consideration
  - Optimise our regulatory capital position
  - Support our objectives of excelling in customer service
- The Bank awaits advice from the regulator for standards related to Pillar II & III. We are on target for 1 January 2008, with the parallel run for 2007.

Anti Money Laundering & Counter Terrorism Financing

- The proposed new legislation for AML/CTF signals a move to a risk based system. The Bank continues to work with the regulator (AUSTRAC) and industry bodies to finalise the rules. The Bank is also updating its AML risk assessment and will complete a scoping study following the passage of the Bill.
- Our approach will be to implement a program with minimal disruption to our customer relationships, while leveraging our technology investment in CommSee and the Group Data Warehouse

CommonwealthBank 51

Notes

Maximising Investment in Risk

Anti Money Laundering

Approach:
Optimise business outcomes versus compliance

AIFRS

Benefits:

- Package & price our products more competitively
- Optimise capital
- Improved processes & systems
- Better decisions that reflects risk
- Improved risk awareness
- Support our objectives of excelling in customer service

Basel II

Sarbanes Oxley

Investment = Delivering Business Growth

Notes

Key Messages

- Strategic & Operational Advantage → Bank-wide
- Reduced Volatility → Predictable Earnings
- Investment → Delivering Business Growth

Together we deliver optimal customer outcomes





Jim Evans

Executive General Manager

Risk Management & Compliance

Wealth Management

Notes

Today

- About our business
- What we do
- How we manage risk
- Risk Management cycle
- How we complement the Bank's products and services



Notes

About Our Business

Life insurance – in force premium market share



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
800
700
600
500
400
300
200
100
0
CBA
NAB
ING/ANZ
Tower
AXA
AMP
IFP Market share (LHS)
IFP A$M (RHS)

Source: Data per Plan For Life as at 30 June 2006.

CMLA Life assets as at Oct 06 $22.6 bn

CMLA Life net assets as at Oct 06 $1.2 bn

Notes

What We Do

- Insurance businesses offer products that are promises to pay
- The promise is either event based or time based
- Examples are losses that arise from accident, weather, earthquakes
- For people these can be sickness, disability, temporary loss of income or time based, being superannuation.



Notes

How We Manage Risk

- Governance processes
- Risk management cycle
  - Specifying the problem
  - Developing the solution
  - Monitoring the experience



Notes

Governance Process

- Majority of Independent Directors
- Appropriate committee structures and members superannuation trustees – majority of independents
- Board and committee charters create agenda completeness.



Notes

Risk Management Cycle

- Insurers pool risks to consistently achieve required return on capital.
- A three stage risk management process is adopted where risks are constantly monitored (and new ones identified) with future assumptions revised in light of past experience.



The Commercial Environment
Premiums
Exposure
Claims
Capital
Monitoring the experience
Specifying the problem
Concentration risk
Underwriting risk
Anti-selection Risk
Interest rate risk
Credit risk
Developing the solution
Underwriting
Product & Price
Claims
Capital
Reinsurance

Take risk opportunities to satisfy customer needs that are profitable to the shareholder

Notes

Developing the Solution

Example: Home & Content Insurance

- Underwriting risk
- Anti-selection risk
- Concentration risk
- Interest rate risk
- Reinsurance credit risk



Notes

Monitoring the Experience

Example: Home & Content Insurance

Regular monitoring identifies where & why actual experience differs from expected:

- New Business Sales
- Sales Conversion & Retention
- Exposure
- Claims
- Capital



Refine solutions (products) to enhance growth & market share

Notes

How we Complement the Bank's Products and Services

- What is different about insurance?
  - Evolution of time (Create wealth)
  - Event risk (Protect wealth)

- Products are designed to enhance people's lifestyles through either:
  - Wealth creation (Superannuation)
  - Wealth protection (Insuring assets)

- Complementary to Banking products

Risks are seen as an opportunity to help a customer in a way that is profitable to our shareholders

Create and Protect People's Wealth

Notes

Key Messages

Insurance businesses offer products that are promises

- Governance processes are critical
- Quality risk management is vital
- So that we can create and protect people's wealth

The resulting benefits are

- Quality products
- Competitive pricing
- Risk adjusted returns

- Reduce volatility of financial results
- Competent and reliable management



Optimal Shareholder Returns



David Grafton

Executive General Manager
Credit Risk Management and Analytics
Retail Banking Services

Notes

Today

- What is happening in:
  - Retail Credit Risk Management
  - Retail Credit Portfolios
- What are the improvements driving performance?
- The benefits



Notes

What is Happening in Retail Credit Risk Management?

- Considerable investment in improving capability
- Talented team of scale and capability
- All credit scorecards rebuilt and range of new ones implemented
- New parameterised credit risk management software systems

Notes

Centre of Excellence

- Small Business Automation
- International [NZ, China, Indonesia]
- Group Security [fraud]
- Group Risk Management [Basel models]



Leveraging capabilities across the Bank

Notes

Credit Portfolio: Results from Improved Capability – Personal Loans



Months On Book 2
Months On Book 3
Months On Book 6
Fundings ($K)
Reduced Approval Rate by raising Cutoff
Implemented New Scorecard
Closed internet channel to Non-Existing customers
Implemented Net Servicing and Fraud Scorecard
Scorecard Cut offs increased
% of accounts 30+ days in arrears
Fund Month
Note: Excludes Write-Offs

Increased quality of new business

Notes

Credit Cards - Recent Improvements



Bad debt expense trend
Arrears trend
Note: one-off debt sales Dec '05 – Feb '06
30
90
Oct05 Nov05 Dec05 Jan06 Feb06 Mar06 Apr06 May06 Jun06 Jul06 Aug06 Sep06 Oct06
Bad Debt Expense
arrears 30+%
arrears 90+%

Scorecards implemented plus new decisioning software driving arrears and loss performance

Notes

Home Loans - In Great Shape



Bad debt expense trend
Arrears trend
30 — 30 — 30 — 30 — 30 — 30 — 30 — 30 — 30 — 30 — 30 — 30 — 30 — 30
90 — 90 — 90 — 90 — 90 — 90 — 90 — 90 — 90 — 90 — 90 — 90 — 90 — 90
Sep05 Oct05 Nov05 Dec05 Jan06 Feb06 Mar06 Apr06 May06 Jun06 Jul06 Aug06 Sep06 Oct06
(normalised)
Bad Debt Expense
$ 30+% arrears
$ 90+% arrears

Losses at historic lows, arrears flat

Notes

Home Loans - Dispelling Two Myths

(1) owner occupied loans perform much better than investment loans


CBA experience
Owner Occupier and Investment Home Loans
30+ days and 90+ days Arrears
(by accounts)
JUN03 JUL03 AUG03 SEP03 OCT03 NOV03 DEC03 JAN04 FEB04 MAR04 APR04 MAY04 JUN04 JUL04 AUG04 SEP04 OCT04 NOV04 DEC04 JAN05 FEB05 MAR05 APR05 MAY05 JUN05 JUL05 AUG05 SEP05 OCT05 NOV05 DEC05 JAN06 FEB06 MAR06 APR06 MAY06 JUN06 JUL06 AUG06 SEP06 OCT06
OO 30+
OO 90+
IHL30+
IHL90+
Owner occupied % 30+ days arrears
Owner occupied % 90+ days arrears
Investment Home Loan % 30+ days arrears
Investment Home Loan % 90+ days arrears

Notes

Home Loans – Dispelling Two Myths

(2) third party introduced loans perform much worse than branch originated loans



CBA experience
Third Party Banking and Branch Originated Loans
30+ days and 90+ days Arrears
(by accounts)
JUN03
JUL03
AUG03
SEP03
OCT03
NOV03
DEC03
JAN04
FEB04
MAR04
APR04
MAY04
JUN04
JUL04
AUG04
SEP04
OCT04
NOV04
DEC04
JAN05
FEB05
MAR05
APR05
MAY05
JUN05
JUL05
AUG05
SEP05
OCT05
NOV05
DEC05
JAN06
FEB06
MAR06
APR06
MAY06
JUN06
JUL06
AUG06
SEP06
OCT06
TPB30
TPB90
Branch30
Branch90
Third party banking % 30+ days arrears
Third party banking % 90+ days arrears
Branch % 30+ days arrears
Branch % 90+ days arrears

Quality accreditation program working well

Notes

Home Loans – Low Doc

- Low doc loans less than 1% of portfolio
- Less than 4% of monthly new business written
- Arrears 2-3 times higher
- Risk of loss with insurer not with CBA
- Low doc loans capped at 80% LVR
- Customer pays for LMI 60-80% LVR
- Bank pays for insuring 0-60% LVR
- Pricing for insurance premium not for risk of loss

Notes

Home Loan Portfolio – Stress Tested

Market Value Stress

EL ($m)	PD Stress Factor			
	1	2	4	6
0%	10.3	14.1	20.1	24.8
10%	27.3	38.4	56.7	70.6
20%	58.6	84.8	128.6	161.8
30%	103.6	153.1	236.4	299.4

Note:
PD = Probability of Default EL = expected loss ($m)


COMMONWEALTH
BANK OF AUSTRALIA

- Under current conditions, 1 year HL expected loss at around $10m
- $299m loss = 3 months home loan net income
- Loss = 0.27% total value of loans, under most stressed conditions

Notes

What are the Improvements Driving Performance?

- Instant and better retail credit decisions via new decisioning software, new models and CommSee
- Completely rebuilt all retail credit decisioning models and implemented in last 2 years
- Using Basel II for business advantage
- Leveraged competitive advantage by using customer data in all scorecards
- New fraud scorecards (leading the market)



....making better credit decisions

Notes

The Benefits

- Better credit models – mean better credit decisions
- Better credit decisions – mean reduced bad debt &/or increased business volumes
- Tools in place to optimise return for risk
- Financial benefits – currently well over $100m over life of loans booked through new scorecards



Bad Debt
Balance growth

Better customer & shareholder outcomes

Notes

Key Messages

- Created new capability for the Retail Bank
- Leveraging these capabilities across the CBA
- Improvements providing better consumer credit decisions
- Better customer & shareholder outcomes


SUN
MON
TUE
WED
THU
FRI
SAT



Paul Riordan

Business Development & Risk Management

Premium Business Services

Market Risk

Notes

Today

- Governance & Execution
- Poachers turned Gamekeepers
- Key Metrics



Other Key Information

Notes

Execution & Oversight

ALCO
- Capital mix and targets
- Liquidity management
- Funding
- Transfer pricing
- Non-traded market risk
- Oversight of business performance and net interest margin

Market Risk and Product Control Committee

Pipeline Committee
- Business limit requests
- Delegations Manual revision
- All VaR and non-VaR excesses
- Back testing results
- Stress testing results
- Propose update to Group Policy and approve PBS procedures

Revaluation Committee
- End-of-month rate validation
- End-of-month fair value adjustments
- Rate source and valuation model approvals
- Desk reviews
- Propose update to Group Policy and approve PBS procedures
- Sub-committees: Model Review Committee and Equity Volatility Committee

Business Issues Committee
- Business related issues
- Unusual Transactions

CommonwealthBank 110

Governance Framework

	Market Risk (MR)	Operational Risk (Op Risk) & Compliance	Audit
Board Level	MR Appetite and Policies	Op Risk Policies & Compliance Standards	Independent Assurance
Mgt Committees	Approvals, ratification, monitoring, oversight as per Committee Charters	Approvals, ratification, monitoring, oversight as per Committee Charters	
Group level	MR Framework, Limit delegation Approvals and Monitoring	Op Risk & Compliance Framework	
BU level	Framework implementation Independent Finance Function, P&L Monitoring	Op Risk & Compliance Framework Implementation & BU Compliance Framework	

Other Key Information

Key Principles

Clear Accountabilities & Authorities	▪ Risk Policies, Limits & Trading Delegations ▪ Committee structure governs changes ▪ Group Risk Management oversight & governance
Segregation of Duties & Effective Limit Framework	▪ Independent Market Risk Management (MRM) ▪ MRM establishes/monitors risk limit framework ▪ Independent Finance area
Transparency & Escalation	▪ Daily risk reporting by MRM ▪ Escalation as appropriate through PBS/FRM Committees, Group Executives & Risk Committee, and Finance
Control Culture & Resourcing	▪ Front office training, accreditation & discipline ▪ Specialist/experienced front office staff ▪ Specialist/experienced market risk staff
Robust Risk Measurement	▪ Specialist quantitative resources in MRM with risk measurement accountability ▪ FRM oversight & model validation policy

CommonwealthBank 109

Notes

Key Principles

- Clear Accountabilities & Authorities
- Segregation of Duties and Effective Limit Framework
- Transparency & Escalation
- Control Culture & Resourcing
- Robust Risk Measurement

Accountability, Transparency & No Surprises

Notes

Poachers Turned Gamekeepers

- Market Risk team led by market-savvy former trading professionals
- A mix of skills and experience aligned with both current risk concentrations and growth opportunities
- Physical co-location of risk teams with the business
- Allows deep understanding of business strategies, market opportunities and culture
- Supported by a formalised committee structure including front office, risk, finance, operations and audit
- Detailed reviews of linkages between risk positions and resultant financial outcomes
- Regular stress testing and scenario analysis

Risk Optimisation, Not Risk Minimisation

Notes

Snapshot - Key Market Risk Metrics

Value at Risk Relative to Total Equity



(basis of total equity)
2002
2005
2006
Lehman Brothers
Merrill Lynch
J.P.Morgan Chase
Goldman Sachs
Morgan Stanley
Bear Stearns
Credit Suisse
UBS AG
Deutsche Bank AG
Citigroup Inc
Westpac
CBA
NAB
ANZ

Value at Risk: Component analysis by Bank



Value at Risk ($mio AUD)
Interest Rate
Foreign Exchange
Credit Spread
Equity
Commodities
Volatility
Other
CBA
NAB
Westpac
ANZ

Value at Risk: Comparison by Bank (99%, One Day)



Value at Risk ($Mio AUD)
CBA (reported)
CBA (with CS diversified)
NAB
Westpac
ANZ
2004
2005
2006

Value at Risk: Comparison of VaR/Adjusted Common Equity Ratio



VaR/ACE
CBA (reported)
CBA (CS diversified)
NAB
Westpac
ANZ

Sources:
1. Derived from data in each bank's annual report.
2. S&P report entitled 'Lifting the Lid on Traded Market Risk' published 31-Oct-2006

CommonwealthBank

Notes

Key Market Risk Metrics

Value at Risk Relative to Total Equity



(basis of total equity)
60
50
40
30
20
10
0
2002
2005
2006
Lehman Brothers
Merrill Lynch
J.P.Morgan Chase
Goldman Sachs
Morgan Stanley
Bear Stearns
Credit Suisse
UBS AG
Deutsche Bank AG
Citigroup Inc
Westpac
CBA
NAB
ANZ

Sources:

1. S&P report entitled 'Lifting the Lid on Traded Market Risk' published 31-Oct-2006
2. Calculation for the four Australian Majors based on Total Equity (derived from data in each bank's annual report) and not 'adjusted total equity' as in the S&P report provided, as the study did not indicate what adjustments had been made

Notes

Key Market Risk Metrics

Value at Risk: Component analysis by Bank


10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
Value at Risk ($mio AUD)
CBA
NAB
Westpac
ANZ
Interest Rate
Foreign Exchange
Credit Spread
Equity
Commodities
Volatility
Other

Source: Derived from data in each bank's annual report.

Notes

Key Market Risk Metrics


Value at Risk: Comparison by Bank (99%, One Day)
25
20
15
10
5
0
Value at Risk ($Mo AUD)
2004
2005
2006
CBA (reported)
CBA (with CS diversified)
NAB
Westpac
ANZ

Source: Derived from data in each bank's annual report

Note:

- CBA (reported) VaR is that published in the Annual Report. It comprises diversified IR, FX, Equity and Commodity VaR with a conservative Credit Spread add-on VaR.
- CBA (with CS diversified) VaR diversifies Credit Spread VaR along with IR, FX, Equity and Commodity VaR.

Notes

Key Market Risk Metrics

Value at Risk: Comparison of VaR/Adjusted Common Equity Ratio


0.14%
0.12%
0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
VaR/ACE
CBA (reported)
CBA (CS diversified)
NAB
Westpac
ANZ

Source: Derived from data in each bank's annual report

Note:

- CBA (reported) VaR is that published in the Annual Report. It comprises diversified IR, FX, Equity and Commodity VaR with a conservative Credit Spread add-on VaR.
- CBA (with CS diversified) VaR diversifies Credit Spread VaR along with IR, FX, Equity and Commodity VaR.

Notes

Snapshot - Key Market Risk Metrics

Value at Risk Relative to Total Equity



Value at Risk: Component analysis by Bank


Interest Rate
Foreign Exchange
Credit Spread
Equity
Commodities
Volatility
Other

In Line With Market Peers

Value at Risk: Comparison by Bank (99%, One Day)


NAB
Westpac
ANZ

Value at Risk: Comparison of VaR/Adjusted Common Equity Ratio



Notes

Key Messages

- Robust governance framework
- Experienced hands-on oversight
- Strong risk culture

- VaR in line with domestic competitors (after adjusting for credit spread) and conservative by international standards
- Reported VaR not telling the whole story
- Comprehensive non-VaR controls in place



Risk Optimisation, Not Risk Minimisation

Notes

To be Australia’s finest financial services organisation through excelling in customer service


Our People
‘ engaged, passionate and valued ’
Our Customers
‘ a service experience our customers appreciate ’
Our Shareholders
‘ top quartile returns ’
Our Community: ‘respected and admired’

Notes

Panel Questions



Michael Blythe



Mick Leonard



Jim Evans



David Grafton



Paul Riordan